Exhibit 99.2

IMMUNOPRECISE ANTIBODIES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
ImmunoPrecise Antibodies, Ltd.
Opinion on the financial statements
We have audited the accompanying consolidated statement of financial position of ImmunoPrecise Antibodies Ltd. (a British Columbia limited company) and subsidiaries (the “Company”) as of April 30, 2022, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2022, and the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ GRANT THORNTON LLP
We have served as the Company’s auditor since 2021.
Minneapolis, Minnesota
July 28, 2022

Independent Auditor’s Report
To the Shareholders of ImmunoPrecise Antibodies Ltd.
Opinion
We have audited the consolidated financial statements of ImmunoPrecise Antibodies Ltd. (“the Group”), which comprise the consolidated statements of financial position as at April 30, 2021 and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at April 30, 2021 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.
Basis for Opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the
Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements
section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Other Information
Management is responsible for the other information. The other information comprises:

•	Management’s Discussion and Analysis

•	SEC Form 40-F
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.
We obtained the other information prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Group’s financial reporting process.
Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
As part of an audit in accordance with generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
The engagement partner on the audit resulting in this independent auditor’s report is Keith Gagnon.
“Crowe MacKay LLP”
Chartered Professional Accountants
Vancouver, Canada
July 27, 2021

IMMUNOPRECISE ANTIBODIES LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars)

(in thousands)	Note	April 30, 2022 $	April 30, 2021 $
ASSETS
Current assets
Cash		29,965	41,759
Amounts receivable	17	2,503	2,858
Sales tax receivable		277	491
Inventory	18	1,615	1,204
Unbilled revenue		629	770
Prepaid expenses		2,481	1,776

		37,470	48,858
Restricted cash		82	79
Deposit on equipment		369	52
Investment at fair value through profit and loss	8	142	111
Property and equipment	9, 1 3	3,338	4,024
Intangible assets	10	32,390	6,058
Goodwill		19,703	7,777

Total assets		93,494	66,959

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1 5, 17	4,768	3,011
Sales tax payable		31	140
Deferred revenue		1,034	1,111
Income taxes payable		420	326
Convertible debentures – liability component	1 2	1,312	—
Leases	1 3	890	986
Deferred acquisition payments	6, 7	808	498

		9,263	6,072
Convertible debentures – liability component	1 2	—	1,531
Leases	1 3	344	940
Deferred acquisition payments	6, 7	497	—
Deferred income tax liability	2 3	8,105	1,492

Total liabiliti es		18,209	10,035

SHAREHOLDERS’ EQUITY
Share capital	1 4	114,559	80,102
Convertible debentures – equity component	1 2	103	127
Contributed surplus	1 4	9,630	7,201
Accumulated other comprehensive loss		(2,479)	(687)
Accumulated deficit		(46,528)	(29,819)

		75,285	56,924

Total liabilities and shareholders’ equity		93,494	66,959

Nature of operations (Note 1)
Commitments (Note 19)
Subsequent event (Note 24)
Approved and authorized on behalf of the board of directors on July 28, 2022

“ James Kuo”	Director	“ Greg Smith ”	Director
The accompanying notes are an integral part of these consolidated financial statements

6

IMMUNOPRECISE ANTIBODIES LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian dollars)

		Year ended April 30, 2022	Year ended April 30, 2021
(in thousands, except share data)	Note	$	$
REVENUE		19,364	17,912
COST OF SALES		8,381	6,374
GROSS PROFIT		10,983	11,538

EXPENSES
Advertising and promotion		740	691
Amortization and depreciation	9, 10 , 13	2,567	2,737
Asset impairment charge	9, 1 3	167	—
Bad debt expense (recovery)		(2)	4
Consulting fees		1,225	348
Foreign exchange loss		4	163
Insurance		1,886	748
Interest and bank charges		334	517
Management fees	1 5	48	269
Office and general		1,165	1,443
Professional fees		2,615	1,428
Rent		168	191
Repairs and maintenance		210	134
Research and development		6,693	1,974
Salaries and benefits	1 5	6,581	5,600
Share-based payments	14 , 15	3,083	2,748
Telephone and utilities		48	68
Travel		199	74
		27,731	19,137

Loss before other income (expenses) and income taxes		(16,748)	(7,599)

OTHER INCOME (EXPENSES)
Accretion	6, 1 2	(85)	(346)
Grant income	20	55	1,895
Subsidy income	20	20	844
Interest and other income		279	282
Unrealized foreign exchange gain (loss)		631	(1,071)

		900	1,604

Loss before income taxes		(15,848)	(5,995)
Income taxes		(861)	(1,345)

NET LOSS FOR THE PERIOD		(16,709)	(7,340)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		(1,792)	(387)

COMPREHENSIVE LOSS FOR THE PERIOD		(18,501)	(7,727)

NET LOSS PER SHARE – BASIC AND DILUTED		(0.85)	(0.45)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		19,688,487	16,474,350

The accompanying notes are an integral part of these consolidated financial statements

7

IMMUNOPRECISE ANTIBODIES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Convertible Debentures – Equity Component $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2020	13,984,018	34,087	—	3,778	(300)	(22,479)	15,086
Shares issued pursuant to deferred acquisition payment to IPA Europe	132,833	511	—	—	—	—	511
Shares issued pursuant to deferred acquisition payment to UPE	203,178	1,047	—	—	—	—	1,047
Shares issued pursuant to option exercise	189,100	1,047	—	(363)	—	—	684
Shares issued pursuant to warrant exercise	2,568,417	15,425	—	(409)	—	—	15,016
Convertible debentures	—	—	204	—	—	—	204
Shares issued pursuant to conversion of convertible debentures	232,934	981	(77)	—	—	—	904
Share-based payments	—	—	—	2,748	—	—	2,748
Shares issued pursuant to bought deal offering of common shares	1,858,736	27,004	—	1,447	—	—	28,451
Comprehensive loss for the year	—	—	—	—	(387)	(7,340)	(7,727)

Balance, April 30, 2021	19,169,216	80,102	127	7,201	(687)	(29,819)	56,924

Shares issued pursuant to deferred acquisition payment to IPA Europe	41,488	503	—	—	—	—	503
Shares issued pursuant to option exercise	188,000	1,013	—	(401)	—	—	612
Shares issued pursuant to warrant exercise	925,076	3,491	—	(253)	—	—	3,238
Shares issued pursuant to conversion of convertible debentures	75,292	328	(24)	—	—	—	304
Shares issued pursuant to acquisition of BioStrand	4,077,774	29,122	—	—	—	—	29,122
Share-based payments	—	—	—	3,083	—	—	3,083
Comprehensive loss for the period	—	—	—	—	(1,792)	(16,709)	(18,501)

Balance, April 30, 2022	24,476,846	114,559	103	9,630	(2,479)	(46,528)	75,285

The accompanying notes are an integral part of these consolidated financial statements

8

IMMUNOPRECISE ANTIBODIES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

(in thousands)	Note	2022 $	2021 $
Operating activities:
Net loss for the period		(16,709)	(7,340)
Items not affecting cash:
Accretion	6, 12	85	346
Amortization and depreciation	9, 10 , 13	3,769	3,713
Asset impairment	9, 13	167	—
Deferred income taxes	23	(336)	(83)
Foreign exchange		(519)	1,234
Gain on investment		(43)	—
Loan forgiven		—	(280)
Reclassification of capitalized development costs		—	80
Share-based payments	14, 15	3,083	2,748

		(10,503)	418
Changes in working capital related to operations:
Amounts receivable	17	163	(439)
Inventory		(501)	(316)
Unbilled revenue		91	393
Prepaid expenses		(772)	(1,342)
Accounts payable and accrued liabilities	15 , 17	1,462	876
Sales and income taxes payable and receivable		152	62
Deferred revenue		(13)	(252)

Net cash used in operating activities		(9,921)	(600)

Investing activities:
Purchase of equipment	9	(1,066)	(1,375)
Security depost on lease s		(259)	—
Acquisition of BioStrand	7	(3,692)	—
Deposit on equipment		—	(52)
Purchase of customer list	10	(191)	—
Deferred acquisition payment	6	—	(1,029)

Net cash used in investing activities		(5,208)	(2,456)

Financing activities:
Proceeds on share issuance, net of transaction costs	14	3,850	44,151
Share issue cost pursuant to the acquisition of BioStrand	7	(5)	—
Repayment of leases	13	(962)	(945)
Loan repayments		—	(29)
Proceeds from convertible debentures, net of transaction costs	1 0	—	2,202
Repayment of debentures		—	(2,000)

Net cash provided by financing activities		2,883	43,379

(Decrease) increase in cash during the period		(12,246)	40,323
Foreign exchange		455	(1,176)
Cash – beginning of the period		41,838	2,691

Cash – end of the period		30,047	41,838

Cash is comprised of:
Cash		29,965	41,759
Restricted cash		82	79

		30,047	41,838

Cash paid for interest		38	120
Cash paid for income tax		1,185	1,096

Supplemental cash flow information (Note 22)
The accompanying notes are an integral part of these consolidated financial statements

9

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS
ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the TSX Venture Exchange (the “TSXV”) as a Tier 2 life science issuer under the trading symbol “IPA”. The Company’s common shares were approved for listing on the NASDAQ Global Market (“Nasdaq”) under the trading ticker symbol “IPA.” Trading on Nasdaq commenced at market open on December 30, 2020. The Company is a supplier of custom hybridoma development services. The address of the Company’s corporate office is 3204 – 4464 Markham Street, Victoria, BC, Canada V8Z 7X8.
On November 23, 2020, the Company consolidated its issued and outstanding common shares on the basis of 5 pre-consolidation
shares for one post-consolidation share (the “Consolidation”). All references to share and per share amounts in these consolidated financial statements have been retroactively restated to reflect the Consolidation.
Going concern basis
The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations. The Company has incurred operating losses since inception, including $16.7 million for the year ended April 30, 2022 and has accumulated a deficit of $46.5 million as of April 30, 2022. The Company has $30.0 million cash on hand as of April 30, 2022 which will sustain its existing operations through at least the next twelve months. The Company may need to raise additional funds in order to fund its strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and profitability of its operations. Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the consolidated financial statements.
COVID-19
Pandemic
In March 2020, there was a global pandemic outbreak of
COVID-19.
The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and specifically, the regional economies in which the Company operates. The pandemic has evolved due to the spread of variants which has resulted in delays in the course of business, including disruptions of the Company’s PolyTope
TM
program, and could have a negative impact on the Company’s ability to raise new capital. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.

2.	BASIS OF PRESENTATION

(a)	Basis of accounting
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and include the significant accounting policies as described in Note 3.
These consolidated financial statements were approved by the board of directors.

(b)	Basis of preparation
These consolidated financial statements have been prepared on the historical cost basis. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

10

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

(c)	Basis of consolidation
These consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - 2022	% Equity Interest - 2021	Country of Incorporation	Functional Currency
ImmunoPrecise Antibodies (Canada) Ltd.	100%	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. (“IPA USA”)	100%	100%	USA	US dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	100%	USA	US dollar
ImmunoPrecise Antibodies (MA) LLC	100%	100%	USA	US dollar
Talem Therapeutics LLC (“Talem”)	100%	100%	USA	US dollar
ImmunoPrecise Netherlands B.V.	100%	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. (“IPA Europe”)	100%	100%	Netherlands	Euro
BioStrand B.V.	100%	0%	Belgium	Euro
Idea Family B.V.	100%	0%	Belgium	Euro
BioKey B.V.	100%	0%	Belgium	Euro
BioClue B.V.	100%	0%	Belgium	Euro
ImmunoPrecise Antibodies (Quebec), Ltd.	100%	100%	Canada	Canadian dollar
9438-9244 Quebec, Inc.	100%	100%	Canada	Canadian dollar
Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.
The Company merged
U-Protein
Express B.V. and Immulease B.V. into ImmunoPrecise Antibodies (Europe) B.V., a wholly owned subsidiary of ImmunoPrecise Netherlands B.V., on January 1, 2021.

(d)	Functional and presentation currency
The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.
Foreign currency translation
Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.
Foreign currency transactions
Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date.
Non-monetary
items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions.
Non-monetary
items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

11

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

When the Company disposes of its entire interest in a foreign op erati
on, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling
interests.

3.	SIGNIFICANT ACCOUNTING POLICIES
Business combinations
Acquisitions of businesses are accounted for using the acquisition model. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.
At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized at their fair value at the acquisition date. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling
interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling
interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.
When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

Revenue recognition
The Company recognizes revenue from sale of antibodies and service agreements.

Sale of antibodies: Revenue from sale of antibodies is recognized when the terms of a contract with a customer have been satisfied. This occurs when:

•	The control over the product has been transferred to the customer; and

•	The product is received by the customer or transfer of title to the customer occurs upon shipment.
Following delivery, the customer bears the risks of obsolescence and loss in relation to the goods. Revenue is recognized based on the price specified in the contract, net of estimated sales discounts and returns.

12

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

Contract revenue:
Revenues from contracted services are generally recognized as the performance obligations are satisfied over time, and the related expenditures are incurred pursuant to the terms of the agreement. Contract revenue is recognized on a percentage of completion basis when the key milestones contained within the contract are satisfied and there is an enforceable right to payment for performance completed to date. For contracts with no enforceable right to payment when the contract is incomplete, contract revenue is recognized on a completed contract basis when the customers are satisfied with the service at the end of the contract.
Unbilled revenue and deferred revenue:
Amounts recognized as revenue in excess of billings are classified as unbilled revenue. Amounts received in advance of the performance of services are classified as deferred revenue.
Cost of sales:
Cost of sales includes materials, direct labor, and allocation of overhead including depreciation of lab equipment.
Financial instruments
Recognition and Classification
The Company recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument.
The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics.
Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument
basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Classification and measurement IFRS 9
Cash	Amortized cost
Amounts receivable	Amortized cost
Investment	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Convertible Debentures	Amortized cost
Deferred acquisition payments	Amortized cost
Measurement
Financial assets and liabilities at FVTPL:
Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).
Financial assets at FVTOCI:
Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

Financial assets and liabilities at amortized cost:
Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.
Impairment of financial assets at amortized cost:
The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses.
Irrespective of the preceding policy, the Company always measures the loss allowance of trade receivables at an amount equal to the lifetime expected credit losses.
The Company shall recognize in profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.
Derecognition
Financial assets:
The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).
Financial liabilities:
The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash
assets, is recognized in profit or loss.
Government assistance
The Company periodically applies for financial assistance under available government incentive programs. Government assistance relating to capital expenditures is reflected as a reduction of the cost of such assets. Government assistance relating to research and development expenditures is recorded as a reduction of current year’s expenses when the related expenditures are incurred.
Government grant
The Company periodically applies for financial assistance under available government incentive programs. The grant is recognized when there is reasonable assurance that the Company will comply with the conditions attached to them and the grants will be received. All funds received as part of the grant or subsidies are reflected in grant and subsidy income.
Inventory
Inventory consists of supplies, parts and antibodies and is valued at the lower of weighted average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

1

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

Equipment and leasehold improvements
Equipment and leasehold improvements are stated at cost, less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method over the following terms:

Asset	Basis	Term

Lab equipment	Straight line	5 years

Furniture and equipment	Straight line	5 years

Computer hardware	Straight line	2 years

Computer software	Straight line	1 year

Building	Straight line	Remaining term of the property lease

Automobile	Straight line	Remaining term of the automobile lease

Leasehold improvements	Straight line	Shorter of useful life and remaining term of the lease plus the first renewal option
The Company evaluates equipment and leasehold improvements for indications of impairment at the end of each reporting period. Impairment losses are immediately recognized in profit and loss.
Intangible assets
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.
The useful lives of intangible assets are assessed as either finite or indefinite.
Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. Amortization for intangible assets with finite lives is provided over the following terms:

Asset	Basis	Term
Internally generated development costs	Straight line	5 years

Intellectual property	Straight line	10 - 15 years

Proprietary processes	Straight line	5 years

Certifications	Straight line	1 year

Customer list	Straight line	2 years
Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

1

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

Goodwill
Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not subject to amortization and an impairment test is performed annually or as events occur that could indicate impairment.
Goodwill is reported at cost less any impairment. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“CGU”s). To test for impairment, goodwill is allocated to each of the Company’s CGUs, groups of CGUs, or an operating segment expected to benefit from the acquisition. Goodwill is tested by combining the carrying amounts of equipment and leasehold improvements, intangible assets and goodwill and comparing this to the recoverable amount. Fair value less costs of disposal is price to be received in an orderly transaction between market participants. Value in use is assessed using the present value of the expected future cash flows. Any excess of the carrying amount over the recoverable amount is recorded as impairment. Impairment charges, which are not tax affected, are recognized in profit or loss and are not reversed.

Impairment of long-lived assets
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of their carrying amount to the recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal or the value in use. Value in use is determined by the present value of the future cash flows from the asset. If the recoverable amount is less than the carrying amount, then there is impairment. Where an impairment loss exists, the portion of the carrying amount exceeding the recoverable amount is recorded as an expense immediately. Assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstance indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods. The reversal is recognized in profit or loss immediately.
Income taxes
Income taxes are recognized in the statement of comprehensive income (loss), except where they relate to items recognized directly in equity, in which case the related taxes are recognized in equity.
Deferred tax assets and liabilities are recognized based on the difference between the tax and accounting values of assets and liabilities and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of tax rate changes is recognized in profit or loss or equity, as applicable, in the period of substantive enactment. Current taxes receivable or payable are estimated on taxable income for the current year at the statutory tax rates enacted or substantively enacted.
Deferred tax assets are recognized only to the extent that it is probable that future taxable profits of the relevant entity or group of entities, in a particular jurisdiction, will be available against which the assets can be utilized. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.
Investment tax credits (“ITCs”) are accounted for as a reduction in the cost of the expense when there is reasonable assurance that such credits will be realized. These ITCs are used to reduce current income taxes payable.

1

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

Leases
At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The liabilities for leases of
right-of-use
assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the Company’s incremental borrowing rate. At the commencement date, a right-of-use
asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs. The Company subsequently measures the right-of-use
asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability.
Right-of-use
assets are depreciated over the shorter of the asset’s useful life or the lease term, except where the lease contains a bargain purchase option a right-of-use
asset is depreciated over the asset’s useful life.
Research and development
Research and development cost is charged to the income statement in the period in which it is incurred. Property, plant and equipment used for research and development is capitalized and depreciated in accordance with the equipment and leasehold improvements policy.
Share capital
Equity instruments are contracts that give a residual interest in the net assets of the Company. The Company’s common shares are classified as equity instruments.
Proceeds from unit placements are allocated between common shares and warrants issued based on the residual value method, with the common shares being valued first.
Share issuance costs
Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.
Share-based payments
Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit or loss over the vesting period.
Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.
Where equity instruments are granted to
non-employees,
they are recorded at the fair value of the goods or services received in profit or loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.
When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability,
exercise restrictions, and behavioural considerations.

1

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, adjusted for any consideration paid.
Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.
Earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. In periods where a net loss is incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share is the same. In a profit year, under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average price during the year.

4.	ADOPTION OF NEW ACCOUNTING STANDARDS
Standards not yet adopted
Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
The amendments to IAS 37 specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. Costs that relate directly to a contract can either be incremental costs of fulfilling contracts (an example would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).
These amendments are effective for the reporting periods beginning on or after January 1, 2022.
Classification of Liabilities as Current or
Non-Current
(Amendments to IAS 1)
The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.
These amendments are effective for reporting periods beginning on or after January 1, 2023.

1

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

5.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
The preparation of the consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised.
Judgements
Business combinations
Acquisitions of a business are accounted for as a business combination if the assets acquired and liabilities assumed constitute a business in accordance with IFRS 3. Judgement is required to determine if the transaction meets the definition of a business combination.
During the year ended April 30, 2022, the Company acquired all the issued and outstanding shares of Idea Family BV, BioStrand BV, BioKey BV, and BioClue BV (collectively “BioStrand”), as detailed in Note 7. Management concluded that BioStrand met the definition of a business, and accounted for the transaction as a business combination.
The acquisition of BioStrand includes potential future
earn-out
payments dependent on the future profitability of the business. Judgement is required to determine whether the payments constitute an exchange for the business or are transactions separate from the business combination. The potential future earn-out
payments to the selling shareholders of BioStrand will be accounted for separate from the business combination.
Impairments
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“CGU”s). Management applies judgement to determine CGUs. Each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which is often judgment based, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount.
The Company performs a goodwill impairment test annually and when circumstances indicate that the carrying value may not be recoverable. For the purposes of impairment testing, goodwill acquired through business combinations has been allocated to two different CGUs, the Company’s Oss and Utrecht locations at IPA Europe. The goodwill allocated to Oss and Utrecht was $2.8 million and $4.3 million, respectively, as at April 30, 2022. Due to the preliminary nature of the purchase price allocation, BioStrand was not tested for impairment during the year ended April 30, 2022. See Note 11 for additional information.
Estimates
Business combinations
At acquisition date, the identifiable assets acquired and liabilities assumed in a business combination are recognized at their fair value. Goodwill is measured as the excess of the consideration transferred over the net of the acquisition-date fair values of the identifiable assets acquired and liabilities assumed. Estimates are required to determine the fair value of assets acquired and liabilities assumed, and estimated fair values may vary from prices that would be achieved in an arm’s length transaction at the acquisition date (see Note 7).

1

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

Impairments
The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs of disposal or value in use. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in profit or loss.
The recoverable amount of each CGU was based on value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The cash flows were projected over a five-year period based on past experience and actual operating results.
The Company performed its annual goodwill impairment test in April 2022 and no impairment was indicated for the period tested. The values assigned to the key assumptions represented management’s assessment of future trends in the industry and were based on historical data from both internal and external sources. A weighted average cost of capital of 14.27% was used in the assessments of the two CGUs (see Note 11).
Life of intangible assets
Intangible assets are amortized based on estimated useful life less their estimated residual value. Significant assumptions are involved in the determination of useful life and residual values and no assurance can be given that the actual useful lives and residual values will not differ significantly from current assumptions. Actual useful life and residual values may vary depending on a number of factors including internal technical evaluation, attributes of the assets and experience with similar assets. Changes to these estimates may affect the carrying value of assets, net income (loss) and comprehensive income (loss) in future periods (see Note 10).
Share-based payments
Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit and loss over the vesting period. The Company makes assumptions to determine the estimated forfeiture rate of the share options, and these estimates are reviewed at the end of each reporting period. Changes to these estimates may affect contributed surplus and net income (loss) (see Note 14).

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

6.	ACQUISITION OF IPA EUROPE
On April 5, 2018, the Company acquired all of the issued and outstanding shares of IPA Europe B.V. for an aggregate purchase price of €
7.0 million on terms as follows:

•	€2.5 million (CAD$4.0 million) was paid in cash on closing;

•	1,320,080 common shares of the Company were issued on closing; and

•	€2.0 million in deferred payments over a three-year period. The deferred payments are made in three equal installments of cash and equity totaling €0.7 million.
The deferred payments of €2.0 million over a three-year period was fair valued on the date of acquisition using a discounted cash flow model. A discount rate of 14.0% was used. The changes in value of the deferred payments during the year ended April 30, 2022 and 2021 are as follows:

(in thousands)	$
Balance, April 30, 2020	1,894
Accretion expense	133
Repayment	(1,540)
Foreign exchange	11

Balance, April 30, 2021	498
Repayment	(503)
Foreign exchange	5

Balance, April 30, 2022	—

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

7.	ACQUISITION OF BIOSTRAND
On April 13, 2022, the Company acquired all the issued and outstanding shares of BioStrand on terms as follows:

•	€2.7 million (CAD $3.7 million) was paid in cash on closing;

•	4,077,774 common shares of the Company were issued on closing;

•	Deferred cash payment of € 0.5 million (CAD $0.7 million) to be paid 90 days subsequent to closing; and

•	Deferred cash payment of € 0.5 million (CAD $0.6 million) to be paid over the next 3 years.
BioStrand focuses on technology in the field of bioinformatics and biotechnology related to the identification of characteristic biological sequences in proteins, RNA and DNA, and their different information layers, the development of a knowledgebase containing these characteristic biological sequences and information layers, and the use of this database to process biological sequences and compare processed biological sequences. The acquisition provides the Company with advanced omics capabilities to enhance its antibody discovery processes and offer multi-omics data analysis to its clients.
The transaction was accounted for as a business combination, as the operations of BioStrand meet the definition of a business. As the transaction was accounted for as a business combination, legal and consulting costs of $0.7 million and $0.1 million, respectively, were expensed during the year ended April 30, 2022. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets will represent the sales growth potential and assembled workforce of BioStrand.
The fair value of the consideration transferred has been determined on a preliminary basis. The fair value of the consideration transferred will be finalized after adjustments for working capital have been agreed upon by the Company and the selling party pursuant to the share purchase agreement. The consideration has been allocated to the assets acquired and liabilities assumed on a preliminary basis based on their estimated fair values at the date of acquisition.
The assets acquired include intellectual property, requiring a complex fair value analysis using multiple valuation techniques. Due to the timing of the transaction and the nature of the acquired assets of this development-stage entity, the Company will require additional information to allocate the fair values to the net assets acquired, particularly to the intangible assets and goodwill acquired. Due to the proximity of the acquisition date to the balance sheet date of April 30, 2022, the initial accounting and the third-party valuation of these assets is incomplete. The Company, with the support of its third-party valuation specialist, is currently in the process of completing the assessment of valuation inputs and assumptions.

The Company has allocated the purchase price on a preliminary basis as follows:

(in thousands)	$
Cash	5,054
Common shares of the Company	29,126

Fair value of consideration	34,180

Cash	36
Amounts receivable	80
Unbilled revenue	8
Equipment	24
Intangible assets (not deductible for tax purposes)	28,459
Proprietary processes (not deductible for tax purposes)	391
Goodwill (not deductible for tax purposes)	12,727
Accounts payable and accrued liabilities assumed	(342)
Deferred revenue	9

Deferred income tax liability	(7,212)

34,180

The intangible assets are primarily comprised of acquired technology assets that are expected to have a useful life of 15 years. Amortization on the intangible assets was not recorded during the year ended April 30, 2022 due to immateriality.

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

The fair value of the 4,077,774 common shares issued ($29.1 million) was determined based on the Canadian dollar equivalent of the consideration required of €21.3 million pursuant to the share purchase agreement using the stock price on the date of the acquisition.
The common shares are subject to an escrow agreement, and will be released to the vendors on the following schedule: 15% one year after closing, 20% two years after closing, and 65% three years after closing.

The operating results for BioStrand have been recognized in the consolidated statement of comprehensive loss beginning on April 13, 2022, the effective date of control. During the year ended April 30, 2022, the Company recorded a net loss of $0.2 million related to BioStrand.

The

deferred cash payments of €
1.0
 million was fair valued on a preliminary basis on the date of acquisition using a discounted cash flow model.
The changes in the value of the subsequent payments during the year ended April 30, 2022 are as follows:

(in thousands)	$
Balance, April 30, 2021	—
Amount at date of acquisition	1,317
Foreign exchange	(12)

Balance, April 30, 2022	1,305
Less: Current portion	(808)
Non-current portion	497

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments (see Note 19).
8.	INVESTMENT
Investment consists of a 23% (April 30, 2021 – 29%) interest in QVQ Holding B.V. (“QVQ”), which is recorded at fair value using precedent shareholder equity transactions. Judgment is required as to the extent of influence that the Company has over QVQ. The Company considered the extent of voting power over the entity, the power to participate in financial and operating policy decisions of the entity, representation on the board of directors, material transactions between the entities, interchange of management personnel, and provision of essential technical information. The Company has determined that the Company is not considered to have significant influence over QVQ, as the Company does not have the power to participate in financial and operating policy decisions and does not have representation on the Board of Directors of QVQ.

2
3

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

9.	PROPERTY AND EQUIPMENT
The following table includes both property and equipment and right-of-use
assets:

(in thousands)	Computer Hardware $	Furniture & Equipment $	Computer Software $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	WIP - Leasehold Improvements $	Total $
Cost:
Balance, April 30, 2020	54	36	50	2,384	50	351	3,098	—	6,023
Additions	42	—	—	582	45	2	2,001	—	2,672
Disposals	—	—	—	—	—	—	(18)	—	(18)
Lease modification	—	—	—	(188)	—	—	—	—	(188)
Foreign exchange	—	—	(1)	(48)	(1)	—	(33)	—	(83)
Balance, April 30, 2021	96	36	49	2,730	94	353	5,048	—	8,406
Additions	39	3	—	311	1	—	991	138	1,483
Acquisition of BioStrand	24	—	—	—	—	—	—	—	24
Disposals	(21)	(5)	—	—	—	—	—	—	(26)
Lease modification	—	—	—	(22)	—	—	—	—	(22)
Subsidy reimbursement	—	—	—	—	—	—	(106)	—	(106)
Asset impairment	—	—		(363)	—	—	—	—	(363)
Foreign exchange	(2)	1	(2)	(139)	(8)	—	(261)	—	(411)

Balance, April 30, 2022	136	35	47	2,517	87	353	5,672	138	8,985

Accumulated Depreciation:
Balance, April 30, 2020	37	18	35	700	7	226	1,922	—	2,945
Depreciation	24	10	8	711	21	70	800	—	1,644
Disposals	—	—	—	—	—	—	(18)	—	(18)
Lease modification	—	—	—	(42)	—	—	—	—	(42)
Foreign exchange	—	—	(1)	(35)	(1)	—	(110)	—	(147)

Balance, April 30, 2021	61	28	42	1,334	27	296	2,594	—	4,382
Depreciation	31	6	7	698	23	51	940	—	1,756
Disposals	(21)	(5)	—	—	—	—	—	—	(26)
Asset Impairment	—	—	—	(196)	—	—	—	—	(196)
Foreign exchange	(1)	—	(2)	(100)	(4)	1	(163)	—	(269)

Balance, April 30, 2022	70	29	47	1,736	46	348	3,371	—	5,647

Net Book Value:
April 30, 2021	35	8	7	1,396	67	57	2,454	—	4,024
April 30, 2022	66	6	—	781	41	5	2,301	138	3,338

2
4

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

10.	INTANGIBLE ASSETS
Changes in the value of the intangible assets during the year ended April 30, 2022 and 2021 are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Customer List $	Total $
Cost:
Balance, April 30, 2020	115	4,159	7,765	140	—	12,179
Costs expensed	(80)	—	—	—	—	(80)
Foreign exchange	(2)	(70)	(130)	(2)	—	(204)

Balance, April 30, 2021	33	4,089	7,635	138	—	11,895
Additions	—	—	—	—	191	191
Acquisition of BioStrand	—	28,459	391	—	—	28,850
Foreign exchange	—	(634)	(667)	(12)	(1 1)	(1,324)

Balance, April 30, 2022	33	31,914	7,359	126	180	39,612

Accumulated Amortization:
Balance, April 30, 2020	—	1,054	2,840	—	—	3,894
Amortization	1	421	1,647	—	—	2,069
Foreign exchange	—	(30)	(96)	—	—	(126)

Balance, April 30, 2021	1	1,445	4,391	—	—	5,837
Amortization	7	398	1,577	—	31	2,013
Foreign exchange	—	(150)	(477)	—	(1)	(628)

Balance, April 30, 2022	8	1,693	5,491	—	30	7,222

Net Book Value:
April 30, 2021	32	2,644	3,244	138	—	6,058
April 30, 2022	25	30,221	1,868	126	150	32,390

11.	GOODWILL
The goodwill was acquired as a result of the acquisitions of
U-Protein,
IPA Europe and, on a preliminary basis, BioStrand. The changes in the value of goodwill during the year ended April 30, 2022 and 2021 are as follows:

(in thousands)	$
Balance, April 30, 2020	7,909
Foreign exchange	(132)

Balance, April 30, 2021	7,777

Foreign exchange	(801)
Acquisition of BioStrand	12,727

Balance, April 30, 2022	19,703

2
5

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

Impairment testing
For annual impairment testing, goodwill is allocated to the following cash-generating units:

(in thousands)	April 30, 2022 $	April 30, 2021 $
Oss	2,823	3,092
Utrecht	4,278	4,685
BioStrand	12,602	—

	19,703	7,777

The recoverable amount of each cash-generating unit was based on value-in-use calculations, and determined using a five-year forecast followed by a terminal growth rate determined by management. The present value of the forecasted cash flows of each cash-generating unit is determined by applying a discount rate reflecting a current market assessment of the time value of money and risks specific to the cash-generating units. The recoverable amount, growth rate assumptions and discount rates for each cash-generating unit as at April 30, 2022 and 2021 are as follows:

	Recoverable amount		Terminal growth rates		Discount rates
(in thousands)	2022 $	2021 $	2022%	2021%	2022%	2021%
Oss	9,493	10,412	2.0%	2.0%	14.3%	13.1%
Utrecht	12,483	11,113	2.0%	2.0%	14.3%	17.0%
The goodwill allocated to BioStrand has been determined on a preliminary basis. Due to the timing of the acquisition, the Company will require additional information to allocate the fair values to the net assets acquired, particularly to intangible assets and goodwill acquired. The BioStrand cash-generating unit was not tested for impairment during the year ended April 30, 2022 due to the preliminary nature of the purchase price allocation.
The growth rates reflect the average GDP growth rate of the Netherlands. The discount rates reflect management’s assessment of market and specific risk of the cash-generating units. Both the Oss and Utrecht cash-generating units operate in the same region and are included in the same operating segment of the Company. The cash flow forecasts include a key management assumption that future profit margins will remain stable, and is based on previous performance of the cash-generating units. The assumption for future profit margins is based on management’s review of the prior three years
 of performance of the cash-generating units.

2
6

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

12.	CONVERTIBLE DEBENTURES
On May 15, 2020, the Company closed a
non-brokered
private placement financing by issuing 10% convertible debentures (“New Debentures”) for total proceeds of $2.59 million. On May 27, 2020, the Company issued an additional $0.04 million of the 10% New Debentures. In total, the Company issued $2.6 million of the New Debentures. The New Debentures are unsecured, bear interest at a rate of 10% per year and payable at maturity. The maturity date is May 15, 2022 for $2.59 million of the New Debentures and May 22, 2022 for $0.04 million of the New Debentures. The principal amount of the New Debentures may be convertible, at the option of the holder, into units of the Company at a conversion price of $4.25 per share. The Company may force convert the principal amount of the New Debentures at $4.25 per share if the average closing price is equal to or greater than $7.50 for 20 trading days.
The fair value of the New Debentures at the time of issue was calculated as the discounted cash flows assuming a 15% effective interest rate. The fair value of the equity component was determined at the time of issue as the difference between the face value and the fair value of the New Debentures. On initial recognition, the Company bifurcated $2.4 million to the carrying value of the New Debentures and $0.2 million to the equity component.
Under the financing, the Company paid finder’s cash commissions totaling $0.08 million and incurred legal and filing fees of $0.03 million. The transaction costs were allocated pro-rata
based on the carrying values of the New

Debentures and the equity component, with $0.1 million allocated to the New Debentures and $0.01 million allocated to the equity component.
During the year ended April 30, 2022, the Company recorded accretion expense of $0.9 million. The changes in the value of the New Debentures during the year ended April 30, 2022 and 2021 are as follows:

(in thousands)	Liability Component $	Equity Component $
Balance, April 30, 2020	—	—
Proceeds	2,413	213
Transaction costs	(102)	(9)
Accretion expense	124	—
Conversion to shares	(904)	(77)

Balance, April 30, 2021	1,531	127

Accretion expense	85	—
Conversion to shares	(304)	(24)

Balance, April 30, 2022	1,312	103

2
7

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

1 3 .	LEASES
Lease liabilities
The Company has leases for lab and office space, automobiles and one item of lab equipment. With the short-term leases, each lease is reflected in the consolidated statement of financial position as a right-of-use
asset and a lease liability. The Company classifies
right-of-use
assets in a consistent manner to its property and equipment. The following is a schedule of the Company’s future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

(in thousands)	$
2023	954
2024	345
2025	11

Total minimum lease payments	1,310
Less: imputed interest	(76)

Total present value of minimum lease payments	1,234
Less: Current portion	(890)

Non-current portion	344

Total cash outflow for leases for the year ended April 30, 2022 was $1.0 million (2021 - $0.9 million).
The nature of the Company’s leases by type of
right-of-use
asset as at April 30, 2022 is as follows:

Right-of-use asset type	No. of right-of-use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Lab and office facilities	4	0.5 - 2.0 years	1.5 years	3	—	2	1
Automobiles	2	1.0 - 2.5 years	2.0 years	—	—	—	—
Lab equipment	1	1.0 years	1.0 years	—	1	—	—
Right-of-use
assets
The Company
 reviews long-lived assets with finite useful lives for impairment whenever circumstances indicate that the carrying amount of the asset may not be recoverable. During the year ended April 30, 2022, a significant change in the planned use of a right-of-use
asset related to leased office space indicated possible impairment of the asset. Due to the nature of the leased space, the Company determined the recoverable amount to be nominal, and recorded an impairment charge of $0.2 million, the full carrying value of the asset.

2
8

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

The changes in the value of the
right-of-use
assets during year ended April 30, 2022 and 2021 are as follows:

(in thousands)	Building $	Automobile $	Lab Equipment $	Total $
Cost:
Balance, April 30, 2020	2,384	50	—	2,434
Additions	582	45	623	1,250
Lease modification	(188)	—	—	(188)
Foreign exchange	(48)	(1)	—	(49)

Balance, April 30, 2021	2,730	94	623	3,447
Additions	311	1	—	312
Lease modification	(22)	—	—	(22)
Asset impairment	(369)	—	—	(369)
Foreign exchange	(133)	(8)	28	(113)

Balance, April 30, 2022	2,517	87	651	3,255

Accumulated Depreciation:
Balance, April 30, 2020	700	7	—	707
Depreciation	711	21	234	966
Lease modification	(42)	—	—	(42)
Foreign exchange	(35)	(1)	(14)	(50)

Balance, April 30, 2021	1,334	27	220	1,581
Depreciation	698	23	224	945
Asset impairment	(196)	—	—	(196)
Foreign exchange	(100)	(4)	16	(88)

Balance, April 30, 2022	1,736	46	460	2,242

Net Book Value:
April 30, 2021	1,396	67	403	1,866
April 30, 2022	781	41	191	1,013
Lease payments not recognized as a liability
The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. The expense relating to payments not included in the measurement of the lease liability during the years ended April 30, 2022 and 2021 is as follows
:

(in thousands)	2022 $	2021 $
Leases of low value assets	32	8
Variable lease payments	136	183

	168	191

2
9

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

1 4 .	SHARE CAPITAL
a) Authorized:
Unlimited common shares without par value.

b)	Consolidation:
On November 23, 2020, the Company consolidated its issued and outstanding common shares on the basis of 5 pre-Consolidation
shares for one post-Consolidation share. All references to share and per share amounts in these consolidated financial statements have been retroactively restated to reflect the Consolidation.

c)	Share capital transactions:
2021 Transactions
On May 1, 2020, the Company issued 132,833 common shares pursuant to the second deferred payment for the acquisition of IPA Europe (Note 6). The common shares were valued at $0.5 million.
On December 18 and December 31, 2020, the Company issued an aggregate of 203,178 common shares pursuant to the final deferred payment for the acquisition of
U-Protein.
The common shares were valued at $1.0 million.
During the year ended April 30, 2021, the Company issued 189,100 common shares pursuant to the exercise of stock options for total gross proceeds of $0.7 million. A value of $0.4 million was transferred from contributed surplus to share capital as a result. The weighted average share price at the dates the stock options were exercised was $11.70.
During the year ended April 30, 2021, the Company issued 2,568,417 common shares pursuant to the exercise of warrants and finder’s warrants for total gross proceeds of $15.0 million. A value of $0.4 million was transferred from contributed surplus to share capital as a result.
During the year ended April 30, 2021, the Company issued 232,934 common shares pursuant to the conversion of $1.0 million principal balance of convertible debentures.
On February 8, 2021, the Company closed a public offering of 1,616,293 common shares of the Company at a price of U.S. $13.45 per common share for gross proceeds of U.S. $21.7 million (CAD $27.7 million), net proceeds less underwriting discounts and commissions of U.S. $19.6 million (CAD $24.7 million).
On February 10, 2021, Company also issued an additional 242,443 common shares at the public offering price of U.S. $13.45 per common share for gross proceeds of U.S. $3.3 million (CAD $4.1 million), net proceeds less underwriting discounts and commissions of U.S. $3.0 million (CAD $3.8 million).

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

2022 Transactions
On May 3, 2021, the Company issued 41,488 common shares pursuant to the final deferred payment for the acquisition of IPA Europe (Note 6). The common shares were valued at $0.5 million.
On April 13, 2022, the Company issued 4,077,774 common shares pursuant to the acquisition of BioStrand (Note 7). The common shares were valued at $29.1 million.
During the year ended April 30, 2022, the Company issued 188,000 common shares pursuant to the exercise of stock options for total gross proceeds of $0.6 million. A value of $0.4 million was transferred from contributed surplus to share capital as a result. The weighted average share price at the dates the stock options were exercised was $7.95.
During the year ended April 30, 2022, the Company issued 925,076 common shares pursuant to the exercise of warrants and finder’s warrants for total gross proceeds of $3.2 million. A value of $0.3 million was transferred from contributed surplus to share capital as a result.
During the year ended April 30, 2022, the Company issued 75,292 common shares with a value of $0.3 million pursuant to the conversion of $0.3 million principal balance of convertible debentures
.

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

d)

Options
The following table summarizes stock option awards during the years ended April 30, 2022 and 2021, including the fair value determined using the
Black-Scholes option pricing model:

					Black-Scholes Option Pricing Model Inputs
Grant date	Stock options granted	Exercisable price/option $		Awarded to	Share price on grant date $	Dividend yield	Expected volatility	Risk- free rate	Expected life	Fair value
August 13, 2020 (1)	50,000	7.50		Consultant	6.85	0%	100%	0.33%	3.0 years	$0.2 million
September 1, 2020 (2)	270,000	8.50		Officers and employee	8.15	0%	100%	0.31%	5.0 years	$1.6 million
January 6, 2021 (1)	25,000	20.30		Directors	20.30	0%	71%	0.34%	5.0 years	$0.3 million
January 6, 2021 (2)	238,000	20.30		Employees	20.30	0%	71%	0.34%	5.0 years	$2.8 million
May 9, 2021 (3)	10,000	7.72	(7)	Strategic board members	9.42	0%	78%	0.70%	5.0 years	$0.06 million
June 13, 2021 (4)	43,750	7.14	(7)	Consultant	8.63	0%	78%	0.71%	3.0 years	$0.2 million
August 7, 2021 (2)	45,000	9.19		Employee	9.19	0%	79%	0.80%	5.0 years	$0.3 million
January 2, 2022 (1)	28,250	6.89		Directors	6.89	0%	77%	1.18%	4.0 years	$0.1 million
January 7, 2022 (2)	225,000	7.94		Officers and employees	7.94	0%	77%	1.42%	5.0 years	$1.1 million
January 7, 2022 (2)	113,000	7.94		Employees	7.94	0%	77%	1.42%	4.7 years	$0.5 million
January 13, 2022 (5)	15,000	8.30		Officer	8.30	0%	77%	1.43%	1.0 years	$0.04 million
January 13, 2022 (2)	24,000	8.30		Employees	8.30	0%	77%	1.43%	4.7 years	$0.1 million
March 11, 2022 (6)	25,000	6.35		Consultant	4.67	0%	76%	1.77%	2.0 years	$0.03 million

(1)	Vesting conditions are as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date; one-quarter 9 months after grant date; and one-quarter 12 months after grant date.
(2)	Vesting conditions are as follows: one-third 6 months after grant date; one-third 12 months after grant date; and one-third 18 months after grant date.
(3)	Vesting conditions are as follows: one-third one year after grant date; one-third two years after grand date; and one-third three years after grant date.
(4)	The option vested immediately.
(5)	Vesting conditions are as follows: one-third 2 months after grant date; one-third 4 months after grant date; and one-third 6 months after grant date.
(6)	Vesting conditions are as follows: one-half 3 months after grant date; one-half 6 months after grant date.
(7)	Priced in US dollars.

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

Expected volatility of all options granted up to September 1, 2020, was based on the historical volatility of similar companies. Expected volatility of options granted subsequent to that date is based on the historical volatility of the company from January 1, 2019 to the option grant date.
During the year ended April 30, 2022 the Company has recorded $3.1 million of share-based payments expense.
The changes in the stock options for the year ended April 30, 2022 and 2021 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2020 (outstanding)	1,063,000	3.84	3.03
Granted	583,000	14.30	—
Exercised	(189,100)	3.62	—
Expired	(59,500)	5.55	—
Forfeited	(38,500)	20.30	—

Balance, April 30, 2021 (outstanding)	1,358,900	7.93	3.11
Granted	529,000	7.98	—
Exercised	(188,000)	3.26	—
Expired	(60,250)	10.75	—
Forfeited	(15,500)	20.30	—

Balance, April 30, 2022 (outstanding)	1,624,150	8.29	2.88
Unvested	(529,854)	9.63	4.35

Exercisable, April 30, 2022	1,094,296	7.64	2.16

Details of the options outstanding as at April 30, 2022 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
September 18, 2022	5.05	0.39	131,900	—	131,900
January 3, 2023	3.25	0.68	30,000	—	30,000
February 7, 2023	2.35	0.78	140,000	—	140,000
April 3, 2023	5.05	0.93	8,000	—	8,000
September 24, 2023	4.75	1.40	19,000	—	19,000
November 7, 2023	4.10	1.52	20,000	—	20,000
December 31, 2023	5.00	1.67	180,000	—	180,000
January 11, 2024	5.00	1.70	60,000	—	60,000
October 1, 2024	2.38	2.42	50,000	—	50,000
September 1, 2025	8.50	3.34	270,000	—	270,000
January 6, 2026	20.30	3.69	230,000	71,667	158,333
May 9, 2026 (1)	9.84	4.03	10,000	10,000	—
August 5, 2026	9.19	4.27	45,000	30,000	15,000
January 2, 2026	6.89	3.68	28,250	21,187	7,063
January 7, 2027	7.94	4.69	338,000	338,000	—
January 7, 2027	8.30	4.71	39,000	34,000	5,000
February 22, 2024	6.35	1.82	25,000	25,000	—

	8.29	2.88	1,624,150	529,854	1,094,296

(1)	US $7.72

3
3

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

e) Warrants
The changes in the warrants for the year ended April 30, 2022 and 2021 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2020	3,411,500	5.25	0.91
Exercised	(2,533,200)	5.88	—

Balance, April 30, 2021	878,300	3.50	0.90
Exercised	(878,300)	3.50	—

Balance, April 30, 2022	—	—	—

f) Finder’s Warrants
On February 8, 2021, the Company issued 113,139 finder’s warrants, exercisable at US $16.81 per warrant, in connection with the public offering of 1,616,293 common shares. The fair value of these warrants was estimated to be US $1.0 million (CAD $1.3 million) using the Black-Scholes option pricing model and the following assumptions: share price on grant date of US $16.81, dividend yield of 0%, expected volatility of 72%, a risk-free rate of 0.39%, and an expected life of 5 years.
On February 10, 2021, the Company issued 16,972 finder’s warrants, exercisable at US $16.81 per warrant, in connection with the public offering over-allotment of 242,443 common shares. The fair value of these warrants was estimated to be US $0.1 million (CAD $0.2 million) using the Black-Scholes option pricing model and the following assumptions: share price on grant date of US $16.81, dividend yield of 0%, expected volatility of 72%, a risk-free rate of 0.39%, and an expected life of 5 years.
The changes in the finder’s warrants for the year ended April 30, 2022 and 2021 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2020	81,994	3.50	1.90
Issued	130,111	20.65	—
Exercised	(35,217)	3.50	—

Balance, April 30, 2021	176,888	16.12	3.75
Exercised	(46,777)	3.50	—

Balance, April 30, 2022	130,111	21.59	3.77

(1)	US $16.81
Details of the finder’s warrants outstanding as at April 30, 2022 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
February 3, 2026 (1)	21.59	3.77	130,111

(1)	US $16.81

3
4

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

g)
At-The-Market
Equity Offering Facility
On October 13, 2021, the Company established an
at-the-market
equity offering facility (“ATM Facility”). An ATM Agreement was entered into with H.C. Wainwright & Co., LLC, as sole sales agent (“Agent”). Th
e
 Company will be entitled, at its discretion and from
time-to-time
during the term of the ATM Agreement, to sell, through the Agent common shares of th
e
 Company having an aggregate gross sales price of up to US$50.0 million. Sales of the common shares will be made in transactions that are deemed to be
“at-the-market
distributions” as defined in National Instrument
44-102
– Shelf Distributions, including, without limitation, sales made directly on the Nasdaq Global Market or any other existing trading market for the common shares in the United States. No offers or sales of common shares will be made in Canada on the TSXV or other trading markets in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the term of the ATM facility.
At April 30, 2022 US$50.0 million of the Company’s stock remained available for sale under the ATM Facility.

At April 30, 2022, a total of $0.3 million in fees related to the ATM Facility is included in prepaid expenses.

1 5 .	RELATED PARTY TRANSACTIONS
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Lisa Helbling, CFO; Dr. Stefan Lang, former Chief Business Officer; Dr. Ilse Roodink, Chief Scientific Officer; Dr. Yasmina Abdiche, former Chief Scientific Officer; Charles Wheelock, former Chief Technology Officer; Martin Hessing, a former Director of
U-Protein;
and Directors of the Company. During the year ended April 30, 2022 and 2021, the compensation for key management is as follows:

(in thousands)	2022 $	2021 $
Management fees	—	64
Salaries and other short-term benefits	2,531	1,949
Severance (included in salaries)	8	266
Share-based payments	1,388	1,466
Director compensation (included in salaries)	355	147

	4,282	3,892

At April 30, 2022, included in accounts payable and accrued liabilities is $1.3 million (April 30, 2021 - $1.2 million) due to related parties. The amounts payable are non-interest
bearing and unsecured.
These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

1 6 .	CAPITAL MANAGEMENT
The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of credit facilities totaling $1.3 million and shareholders’ equity of $75.3 million.

3
5

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

The Company makes adjustments to its capital structure upon approval from its Board of Directors, in light of economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

1 7 .	FINANCIAL INSTRUMENTS
The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, debentures, loans payable, leases and deferred acquisition payments.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.
Level 1 – applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2 – applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
Level 3 – applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
The fair value of investment is determined based on “Level 2” inputs as its value under the equity method was the best approximation of its fair value. As at April 30, 2022, the Company believes the carrying values of cash, amounts receivable, restricted cash, accounts payable and accrued liabilities, debentures, loans payable, leases and deferred acquisition payments approximate their fair values because of their nature and relatively short maturity dates or durations.
Concentration of risk:
Concentrations of credit risk

Credit risk relates to cash, restricted cash and amounts receivable and arises from the possibility that counterparty to an instrument may fail to perform. At April 30, 2022, all of the Company’s cash was held with tier one banks. Details of amounts receivable and allowances for doubtful accounts as at April 30, 2022 and 2021 are as follows:

(in thousands)	2022 $	2021 $
Amounts receivable, gross	2,539	2,885
Allowance for doubtful accounts	(36)	(27)

Amounts receivable, net	2,503	2,858

Currency risk
The Company operates in the US and Europe which gives rise to exposure to market risks from changes in foreign currency values. Most significantly, the Company is exposed to potential currency fluctuations between US and Canadian dollars, which was translated at 1.2792 at April 30, 2022, and the Euro and Canadian dollar, which was translated at 1.3492 at April 30, 2022. Fluctuations in the exchange rate could impact profitability.

3
6

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

At April 30, 2022, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Euros:

(in thousands)	Euros (€)	US Dollars (US $)
Cash	4,354	11,671
Amounts receivable	1,453	820
Investment at fair value through profit and loss	111	—

	5,918	12,491

Accounts payable and accrued liabilities	(1,096)	(947)
Deferred acquisition payments	(962)	—
Leases	(521)	(281)

	(2,579)	(1,228)

Net	3,339	11,263

Liquidity risk:
The Company’s approach to managing its obligations is to maintain sufficient resources to meet its obligations when due without undue risk to the Company. The Company monitors its cash requirements on an ongoing basis to ensure that there are sufficient resources for operations as well as to fund anticipated leasing, capital and development expenditures. In addition, the Company manages its cash to meet its debt obligations and to fund general and administrative costs.

3
7

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

Contractual cash flow requirements as at April 30, 2022 were as follows:

(in thousands)	< 1 year $	1—2 years $	2—5 years $	> 5 years $	Total $
Accounts payable and accrued liabilities	4,768	—	—	—	4,768
Leases	954	345	11	—	1,310
Convertible debentures	1,317	—	—	—	1,317

Total	7,039	345	11	—	7,395

18.	INVENTORIES
Inventories as at April 30, 2022 and 2021 consist of the following:

(in thousands)	2022 $	2021 $
Supplies and parts	1,418	981
Antibodies	197	223

	1,615	1,204

19.	COMMITMENTS
The Company entered into a lease agreement for a new facility for its Utrecht, the Netherlands location on December 31, 2019. The building is under construction. The lease has two five-year terms and is estimated to commence in October 2022 at an estimated annual cost of €0.7 million indexed for inflation.
The Company entered into a lease agreement for a new facility for its Oss, the Netherlands location on October 16, 2021. The Company anticipates entering into a lease agreement for the new construction facility by December 31, 2022. The lease will have a five-year term with an optional five-year extension, and is estimated to commence May 1, 2023 at an estimated annual cost of €0.5 million indexed for inflation.
The Company entered into an agreement advancing research on the Company’s
SARS-CoV-2
PolyTope
TM
Cocktail, with a current obligation of US$7.9 million over the next six months related to this program.
The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments based on 20% of the EBITDA of BioStrand, as defined in the share purchase agreement, over a 7-year period, which shall not exceed in total
€12.0 million.

The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned.

20.	GRANT AND SUBSIDY INCOME
In July 2020, IPA USA and Talem (the “Subgrantee”) were awarded a grant of US$1.5 million by the North Dakota Department of Agriculture through the CARES Act ND Bioscience Group Program for the development of antibody therapeutics against
SARS-CoV-2.
The total grant project cost is US$2.0 million, for which the Subgrantee must contribute an amount not less than 25% of the grant project cost, or US$0.5 million. In addition, the Company has been awarded a US$0.08 million grant from the state of North Dakota to fund its PolyTope mAb Therapy platform, which the Company is using to develop treatments for the coronavirus
(COVID-19)
and other pathogens. The Company has recorded a total of nil and $1.9 million during the year ended April 30, 2022 and 2021, respectively, related to these grants.

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8

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

21.	SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE
At April 30, 2022 and April 30, 2021, the Company has one reportable segment, being antibody production and related services.
During the year ended April 30, 2022, the Company had sales to nil (2021 – nil) customers who in aggregate accounted for more than 10% of revenue.
The Company’s revenues are allocated to geographic regions for the year ended April 30, 2022 and 2021 as follows:

(in thousands)	2022 $	2021 $
United States of America	6,816	7,932
Canada	572	1,089
Europe	9,429	7,436
Australia	1,540	468
Other	1,007	987

	19,364	17,912

The Company’s revenues are allocated according to revenue types for the year ended April 30, 2022 and 2021 as follows:

(in thousands)	2022 $	2021 $
Project revenue	17,356	15,910
Product sales revenue	1,652	1,897
Cryostorage revenue	356	105

	19,364	17,912

As at April 30, 2022, all deferred revenue is expected to be recognized over the next twelve months.
The Company’s
non-current
assets are allocated to geographic regions as of April 30, 2022 and 2021 as follows:

	2022 $	2021 $
North America—Corporate	76	—
North America	1,481	2,153
Belgium	41,202	—
Netherlands	13,265	15,948

	56,024	18,101

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9

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

Geographic segmentation of the Company’s net income (loss) for the year ended April 30, 2022 and 2021 is as follows:

(in thousands)	2022 $	2021 $
North America—Corporate	(9,340)	(8,632)
North America	(11,424)	(1,203)
Belgium	(215)	—
Netherlands	4,270	2,495

	(16,709)	(7,340)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the year ended April 30, 2022 and 2021 is as follows:

Interest and accretion (in thousands)	2022 $	2021 $
North America — Corporate	258	523
North America	51	96
Belgium	3	—
Netherlands	107	244

	419	863

Amortization and depreciation (in thousands)	2022 $	2021 $
North America — Corporate	56	74
North America	778	687
Belgium	—	—
Netherlands	2,935	2,952

	3,769	3,713

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

2 2 .	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	2022 $	2021 $
Acquisition of building and equipment by lease	312	1,209
Fair value of shares issued pursuant to deferred acquisition payment to IPA Europe	503	511
Fair value of shares issued pursuant to deferred acquisition payment to UPE	—	1,047

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2021 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	April 30, 2022 $
Deferred acquisition payments	498	—	1,317	(503)	—	(6)	1,306
Convertible debentures	1,531	—	—	(304)	85	—	1,312
Leases	1,926	(962)	312	—	—	(42)	1,234

Total	3,955	(962)	1,629	(807)	85	(48)	3,852

			Non-cash changes
(in thousands)	April 30, 2020 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Equity portion $	Foreign exchange movements and change in estimates $	April 30, 2021 $
Deferred acquisition payments	2,826	(1,029)	—	(1,558)	222	—	37	498
Debentures	2,000	(2,000)	—	—	—	—	—	—
Convertible debentures	313	2,202	—	(904)	124	(204)	—	1,531
Loans payable	312	(29)	—	(280)	—	—	(3)	—
Leases	1,884	(945)	1,209	(147)	—	—	(75)	1,926

Total	7,335	(1,801)	1,209	(2,889)	346	(204)	(41)	3,955

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

2 3 .	INCOME TAX
Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory tax rates of 27% (2021 – 27%) to the earnings before income taxes. The reasons for the differences and related tax effects are as follows:

	2022 $	2021 $
Earnings (loss) before income taxes	(15,848)	(5,995)

Income taxes (recovery) on earnings before income taxes, at above basic rate	(3,627)	(1,619)
Increase (decrease) in taxes resulting from:
Nondeductible expenses	322	558
Effects of tax rate change and foreign exchange	12	440
Deferred income tax asset recognized	(138)	—
Tax rate difference by jurisdiction	(359)	(103)
Tax benefits not recognized	4,651	2,069

Income taxes (recovery)	861	1,345

	2022 $	2021 $
Current income taxes	1,390	1,428
Deferred income taxes (recovery )	(529)	(83)

Income taxes	861	1,345

Temporary differences give rise to the following deferred income tax assets and liabilities:

	2022 $	2021 $

Other tax pools	(20)	(7)
Equipment and leasehold improvements	8	17
Inventory and intangible assets	(8,093)	(1,502)

Recognized deferred income tax liabilities	(8,105)	(1,492)

	2022 $	2021 $

Non-capital losses carried forward (expire from 2026 to 2039)	10,514	5,820
Other tax pools	1,373	1,797
Capital losses carried forward	194	148
Equipment and leasehold improvements	13	40
Financing costs	979	804
Less: unrecognized deffered income tax asset	(13,073)	(8,609)

Unrecognized deferred income tax liabilities	—	—

2 4 .	SUBSEQUENT EVENTS
Subsequent to the year ended April 30, 2022, the Company issued
 50,000 common shares pursuant to the exercise of stock options for total gross proceeds of $0.1 million
. A value of $0.1
million
was transferred from contributed surplus to share capital as a result.

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

Subsequent to the year ended April 30, 2022, the Company issued 309,877 common shares with a value of $1.3 million pursuant to the conversion of $1.3 million principal balance of convertible debentures.

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3

IMMUNOPRECISE ANTIBODIES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended April 30, 2022 and 2021
(Expressed in Canadian Dollars)

Subsequent to the year ended April 30, 2022, the Company granted 80,000 stock options at a price of $5.79 per share for a period of 5 years. The options are subject to the following vesting period:
one-third
6 months after grant date;
one-third
12 months after grant date; and
one-third
18 months after grant date.
During May 2022, The Company received a €0.5 million round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium. Conditionally awarded in January 2022, the Company satisfied the remaining criteria for the award.

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